October 5, 2007
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Acquisition Holdings Corp. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-145559
Dear Mr. Reynolds:
     On behalf of Liberty Acquisition Holdings Corp., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-145559), originally filed with the Commission on August 17, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 1 responds to the comments heretofore received from the Commission’s staff (the “Staff”) by letter dated September 21, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 1. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1.
*******

John Reynolds
Securities and Exchange Commission
October 5, 2007

General
1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

Prior to the effectiveness of the Registration Statement, the Registrant will inform the Staff as to whether the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority.

2.	Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Prior to the effectiveness of the Registration Statement, the Registrant will arrange for an AMEX representative to advise the Staff by telephone that the Registrant’s securities have been approved for listing.

3.	Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company’s incorporation. Also, please disclose if the company’s principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company’s incorporation.

The Registrant draws your attention to page 1 of Amendment No. 1 in which it states “We have not, nor has anyone on our behalf, contacted, or been contacted by, any potential target business or had any substantive discussions, formal or otherwise, with respect to such a transaction” and page 54 of Amendment No. 1 in which it states “We do not have any specific business combination under consideration and we have not, nor has anyone on our behalf, contacted, or been contacted by, any potential target business or had any substantive discussions, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business.” In response to the Staff’s comment, the Registrant has revised the Registration Statement to provide the requested disclosure. Please refer to pages 1, 52 and 54 of Amendment No. 1, which reflect these revisions.

4.	Please tell us the factors you considered in determining to value this offering at $750,000,000 ($862,500,000 if the underwriters’ over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $719,950,000 ($826,262,500 if the underwriters’ over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. Please supplement the generic factors listed on pages 20 and 38 and tailor your disclosure to this particular offering, as compared to SPACs in general.

John Reynolds
Securities and Exchange Commission
October 5, 2007

In determining the size of this offering, the Registrant held customary organizational meetings with representatives of the underwriters prior to filing the Registration Statement, with respect to the state of capital markets, generally, and the amount such representatives believed they reasonably could raise on behalf of the Registrant. In addition, the Registrant’s founders plan to position the Registrant to make an acquisition in the one to four billion dollar range.

The amount held in trust to effect the business combination as contemplated by the Registration Statement is solely a factor of: (i) the gross proceeds of the offering less the expenses of the offering and (ii) the amount the underwriters believe that potential investors would require to be held in trust relative to an investor’s initial investment, based on prior blank-check offerings that have recently been completed.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to supplement the generic factors and to further tailor its disclosure to this particular offering. Please refer to pages 22 and 41 of Amendment No. 1, which reflect these revisions.

5.	We note the disclosure that the company will initially focus one or more businesses based in North America with a value of $1 billion to $4 billion. The company will be initially restricted to seeking North American businesses, but may seek opportunities outside of North America if the sponsors decline to create a similar investment vehicle focused on acquiring non-North American businesses. Please provide more details of this restriction, including whether the restriction is formalized, the mechanics of seeking a waiver, whether the sponsors or founders are currently organizing any such investment vehicle, or will do so in the near future, etc. Also, please provide more detail information of your intended search process, particularly if the company decides to change course from its initial focus. Disclose in detail the factors the company would use to decide to invest in a business outside of its initial focus. Explain how this criterion differs from those used to evaluate businesses within its initial focus.

In response to the Staff’s comment, the Registrant supplementally advises the Staff that the sponsors, directly or through their affiliates, have recently confidentially filed an application for Liberty International Acquisition Company N.V. (“Liberty International”), a special purpose acquisition company (“SPAC”), to be listed on the Euronext that will be restricted to acquisition targets outside of North America. During the period prior to the consummation of a business combination by Liberty International or any other vehicle of the sponsors that is targeted at international markets, the Registrant will not pursue acquisitions outside of North America. The Registrant will amend the Registration Statement to more fully and specifically disclose the proposed offering by Liberty International when the Liberty International offering is publicly filed, which the Registrant anticipates will be prior to its request for effectiveness of the Registration Statement. In Amendment No. 1, the Registrant has revised the Registration

John Reynolds
Securities and Exchange Commission
October 5, 2007

Statement to disclose clearly the substance of, and the reasons for, this restriction. Please refer to pages 10 and 29 of Amendment No. 1, which reflect these revisions.

6.	We note the disclosure throughout the registration statement that the sponsors have agreed to purchase an aggregate of 5,000,000 units just prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction and the terms of any related agreement. Also, if the sponsors are unable to consummate the co-investment, what impact will this failure have on the business combination? In addition, please discuss the intended use of proceeds from such funding. We may have further comment. See also page 9.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that, as is stated on page 3 of Amendment No. 1, the purpose of the co-investment units is to provide additional equity capital to fund a business combination as well as to demonstrate the sponsors’ commitment of significant capital on the same terms as the Registrant’s public stockholders in order to differentiate the Registrant’s sponsors from the sponsors of other similar companies. The commitment to purchase the co-investment units are set forth in the sponsors’ warrant and co-investment units subscription agreements, which have been filed as Exhibits 10.7 and 10.8 to the Registration Statement. If a sponsor fails to pay the purchase price for the co-investment units it would forfeit its founders’ units and would forfeit control of the Registrant. Depending upon the structure and size of a proposed acquisition, the failure of the sponsors to pay for the co-investment units could affect the Registrant’s ability to consummate a transaction. However, given the financial resources of the Registrant’s sponsors, the Registrant believes that such possibility is remote and additional disclosure regarding this possibility is not warranted.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include the language from page 3 concerning the intended use of the proceeds of the co-investment on page 10. Please refer to page 10 of Amendment No. 1, which reflects these revisions.

7.	We note the transfer restrictions upon the founders’ units, sponsors’ warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please describe its business, the number of owners or interest holders, and its relationship with the sponsors and founders, along with their respective affiliates.

In response to the Staff’s comment, the Registrant notes that the transfer restrictions would apply to the ownership interests or interest holders of the Registrant’s founders as the letter agreements, as amended and restated, apply to the transfer of the securities, directly or indirectly, forms of which have been filed as exhibits 10.22, 10.23 and 10.24 to the Registration Statement. The Registrant supplementally informs the Staff as follows:

John Reynolds
Securities and Exchange Commission
October 5, 2007

(1) As set forth on page 1 of Amendment No. 1, Berggruen Holdings Ltd, is a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. As set forth on page 84 of Amendment No. 1, Berggruen Acquisition Holdings Ltd, a British Virgin Islands business company, is the direct subsidiary of Berggruen Holdings North America Ltd., a British Virgin Islands business company, or BHNA. BHNA is the managing and majority shareholder of Berggruen Acquisition Holdings Ltd and a direct, wholly-owned subsidiary of Medici I Investments Corp., a British Virgin Islands company, or Medici, which is a direct, wholly-owned subsidiary of Berggruen Holdings Ltd, a British Virgin Islands business company. All of the shares of Berggruen Holdings Ltd are owned by Tarragona Trust, a British Virgin Islands trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Islands corporation acting as an institutional trustee in the ordinary course of business. Mr. Nicolas Berggruen, the Registrant’s president, chief executive officer and director is the president of Berggruen Holdings Ltd.

(2) Marlin Equities is a private investment vehicle incorporated as a Delaware limited liability company that has, directly or indirectly, less than ten individuals that are interest holders, the majority owner and managing member of which is the Registrant’s director, Martin E. Franklin.

8.	Further discuss in an appropriate place the company’s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail whether the company intends to ensure that the company’s management and/or directors will be able to maintain their positions with the company post business combination. Please address whether the officers and directors will take to retain their positions into considering which acquisition to pursue.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 32, 59, 63, 77 and 80 of Amendment No. 1, which reflect these revisions. Please also refer to the amended and restated letter agreements, forms of which have filed as Exhibits 10.22, 10.23 and 10.24 filed with the Registration Statement.

9.	We note your disclosure throughout the registration statement that the company will have no more than 36 months to consummate a business combination. Please include disclosure how this time frame is longer than similar blank check company offerings. Please explain why the company needs 36 months rather than 18 or 24 months. Also include any related risk factors, such as, investors may be unable to access the funds for three years and that the structure does not provide the same protection as Rule 419 of the Securities Act of 1933.

John Reynolds
Securities and Exchange Commission
October 5, 2007

In response to the Staff’s comment, the Registrant submits that as this offering is larger in size than any other previous offering by entities with similar business purposes. Accordingly, the Registrant believes that fewer target businesses fit within the Registrant’s stated acquisition criteria and it is therefore appropriate for the Registrant to have a longer time frame to consummate a business combination. In addition, given the size of the potential acquisition targets, the Registrant believes that the process of searching for, negotiating and consummating a business combination may take longer and that a shorter time period would provide more leverage for the potential target companies in negotiations. In response to the Staff’s comment, the Registrant has revised the Registration Statement to include additional disclosure regarding the fact that the 36- month time frame is longer than similar blank check company offerings. Please refer to page 26 of Amendment No. 1, which reflects these revisions.

10.	We note the disclosure on page 66 that the “we do not anticipate any changes to such requirements and restrictions prior to our consummation of a business combination, if any.” Please describe in detail the circumstances in which the company would change these requirements. Please describe any assurances or obligations that the directors have to the shareholders that such requirements will not be changed. Also disclose throughout the registration statement how this structure is different than similar blank check company offerings. Please include any related risk factors. We may have further comment.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify that it will not make any changes to such requirements and restrictions prior to its consummation of a business combination. As a result of the clarification, the Registrant does not believe that the current structure is different from other blank check companies. Please refer to page 70 of Amendment No. 1, which reflects these revisions.
Summary, page 1
11.	With respect to the disclosure regarding the pending Freedom Acquisition Corp.’s acquisition, please provide any updates regarding the proposed transaction in any subsequent amendment, if any.

In response to the Staff’s comment, the Registrant advises the Staff that there currently is no update to the disclosure regarding the pending acquisition of Freedom Acquisition Holdings, Inc. (“Freedom”). The Registrant will continue to monitor the status of Freedom’s pending acquisition and update the disclosure accordingly in future amendments.

12.	On page 2, the company states “Marlin Equities does not have any portfolio companies.” It is the staff’s understanding that Freedom Acquisition Corp. is a portfolio company of Marlin Equities. Please clarify and revise as appropriate.

John Reynolds
Securities and Exchange Commission
October 5, 2007

The Registrant respectfully notes that it has disclosed on page 51 of Amendment No. 1 that “Freedom is not, and GLG Partners will not be, a portfolio company of Marlin Equities.” In this respect, the Registrant notes that Marlin Equities beneficially owns only 9.1% of Freedom Acquisition Corp. and following the consummation of the business combination involving Freedom and GLG Partners, Marlin Equities will beneficially own only 2.8% of the combined entity. The Registrant has revised the Registration Statement to clarify that when it uses the term “portfolio company” in the Registration Statement it means a company in which such entity controls a majority of the voting stock or a majority of the board of directors of such company. Please refer to pages 2 and 56 of Amendment No. 1, which reflect these revisions.

13.	On page 2, the company states that “the net proceeds of this offering and the private placement offerings will enable us to pursue either “spin off” transactions with larger, well established companies.” Please describe the term “spin off transactions” in more detail.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to describe the term “spin off transactions” in more detail. Please refer to page 3 of Amendment No. 1, which reflects these revisions.

14.	On page 2, Mr. Berggruen is described as having “limited experience in acquiring businesses in this specific target range.” Please define “limited experience” in more detail.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to reflect that, other that the Freedon/GLG Partners transaction, Mr. Berggruen has no experience in acquiring business in this specific target range. Please refer to pages 3 and 40 of Amendment No. 1, which reflect these revisions.

15.	On page 3, the company stated it “would acquire an entity which we would control for accounting purposes . . .” Please define “control for accounting purposes” in more detail. Also, please describe the significance of why control is relevant for accounting purposes.

The Registrant respectfully submits that “control for accounting purposes” is a facts and circumstances test and cannot be defined easily in the Registration Statement. While the Registrant believes the disclosure clarified the plans of the Registrant in plain English without explaining in detail certain accounting rules, it has revised the Registration Statement by deleting this sentence on pages 3, 18, 46 and 60 of Amendment No. 1, but leaving the remainder of the existing disclosure. Please refer to pages 3, 18, 46 and 60 of Amendment No. 1, which reflect these revisions.

John Reynolds
Securities and Exchange Commission
October 5, 2007

The Offering, page 4
16.	Please identify the “other persons or entities associated with such sponsor” that may be transferees of the founders’ units, the sponsors’ warrants, and the co-investment units. Please be specific as possible and define the term “associated.” Also disclose whether each would be considered an accredited investor under Regulation D.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 8 and 90 of Amendment No. 1, which reflect these revisions.

17.	Please describe the redemption process for the up to 2,812,500 founders’ units that may be redeemed if the underwriter’s over-allotment is not exercised in full. For example, what is the redemption price, if any, and when will the redemption occur.

In response to the Staff’s comments, the Registrant respectfully submits that, as described on page 8 of Amendment No. 1, the escrowed founders’ units will not be redeemed by, but rather returned to, the Registrant and cancelled if the underwriter’s over-allotment option is not exercised. Furthermore, if the underwriters exercise their over-allotment option in part, a pro rata amount of these escrowed founders’ units will be released to the founders upon the closing of the underwriters’ over-allotment option exercise such that the number of founders’ units the founders hold will be equal to 20% of the total number of units outstanding after the offering, the remainder of the escrowed founders’ units will be forfeited and returned to the Registrant for cancellation. The founders will receive no monies in exchange for the cancelled units.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify these statements. Please refer to page 8 of Amendment No. 1, which reflects these revisions.
Summary Financial Data, page 22
18.	Please revise the “As Adjusted Total Liabilities” amount to exclude the $221,536,130 of common stock that may be redeemed for cash.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 24 of Amendment No. 1, which reflects these revisions.

19.	It appears that the “As Adjusted Total Assets” amount of $738,725,257 does not include the proceeds of $100,000 that is not being held in trust. Please clarify and revise.

John Reynolds
Securities and Exchange Commission
October 5, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 24 of Amendment No. 1, which reflects these revisions.

20.	Considering the comments above, please revise the “As Adjusted Working Capital” so that it represents the appropriate amount (current assets less current liabilities).

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 24 of Amendment No. 1, which reflects these revisions.
Risk Factors, page 23,
21.	Please revise the risk factor on page 24 to address the added risk to shareholders if the company’s founders are unable to indemnify the company from claims from third parties. Also, please specify if the audit committee or board will perform ongoing or periodic reviews of the founders’ financial condition to assure there are adequate funds should an indemnification be necessary. Please address the company’s obligation to enforce the indemnification agreement, or whether it could choose to waive it under certain circumstances.

In response to the Staff’s comment, the Registrant has revised the risk factor on page 25 of Amendment No. 1 to address the added risk to shareholders if the founders are unable to indemnify the Registrant from claims from third parties. Furthermore, the Registrant has specified that the audit committee and board will not perform ongoing or periodic reviews of Mr. Berggruen’s or Mr. Franklin’s personal financial condition and that the Registrant cannot choose to waive its obligation to enforce the indemnification agreement. Please refer to pages 26, 58 and 68 of Amendment No. 1, which reflect these revisions.

22.	Please add a risk factor that addresses the conflicts of interest of the board when valuing potential acquisition targets. If the board considers a business opportunity that an officer, director, sponsor, and/or any of their respective affiliates have an interest, not otherwise prohibited, what procedures or safeguards are in place to ensure the opportunity will be properly valued? What is the risk that the board may over overvalue a conflicted business opportunity, along with the effect on shareholders?

In response to the Staff’s comment, the Registrant has added a risk factor as requested. Please refer to pages 32, 59 and 80 of Amendment No. 1, which reflect these revisions.

23.	We note your second full risk factor on page 29 in regards to your sponsors controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the sponsors intend to purchase additional units or

John Reynolds
Securities and Exchange Commission
October 5, 2007

shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases. We may have further comment.

In response to the Staff’s comment, the Registrant notes that while the Registrant’s sponsors do not currently intend to make purchases of additional units or shares of common stock in the open market, pursuant to the letter agreements each of the sponsors has executed, which have been filed as exhibits to the Registration Statement, any additional units or shares of common stock would be subject to the transfer restrictions of the letter agreements filed as exhibits to the Registration Statement restricting the transfer of those units and shares of common stock. In addition, each of the sponsors has agreed to vote any additional units or shares of common stock it acquires in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving the Registrant’s initial business combination as is noted on page 32 of Amendment No. 1. Accordingly, no such additional purchases could affect the outcome of a vote.

24.	On page 30, please identify in your disclosure the former blank check company where Mr. Franklin served as a director. Also, please consider if Mr. Franklin’s biography needs to be revised in the “Management” section.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to identify the blank check company for which Mr. Franklin served as a director. Please refer to page 32 of Amendment No. 1, which reflect these revisions.

However, the Registrant respectfully submits that Mr. Franklin’s biography does not need to be revised in the “Management” section because Item 401(e)(2) of Regulation S-K only requires disclosure of current directorships of other companies with a class of securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act. Mr. Franklin is not currently a director of the other blank check company.

25.	On page 31, we note the reference to Jarden Corporation’s “publicly announced acquisition criteria.” Please briefly describe this criteria here and in more detail in an appropriate section of the prospectus.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 12, 34, 55 and 82 of Amendment No. 1, which reflect these revisions. As revised, the Registration Statement provides a complete statement of the acquisition criteria that Jarden has publicly announced.

John Reynolds
Securities and Exchange Commission
October 5, 2007

26.	We note your risk factor on page 37, regarding the dependence on Mr. Berggruen and Mr. Franklin. In addition to the founders, the company relies on the expertise and advice of Berggruen Holdings Ltd and three of its employees. However, these investment professionals are not required to work on behalf of the company. Please consider if a risk factor is necessary regarding the company’s arrangements with Berggruen Holdings Ltd and its investment professionals.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include disclosure regarding the risk relating to the Registrant’s arrangements with Berggruen Holdings Ltd and its investment professionals. Please refer to page 40 of Amendment No. 1, which reflects these revisions.

27.	Throughout the registration statement, the company discloses that its directors, officers, sponsors, or their respective affiliates have no or limited fiduciary duties toward the company. For example, the independent directors are not required to present any business opportunities to the company. Please address these fiduciary duties limitations in an appropriate risk factor.

In response to the Staff’s comment, the Registrant respectfully submits that the only limitation on the fiduciary duties of the directors, officers, sponsors and their respective affiliates toward the Registrant relates to the presentation of potential business combination opportunities by the independent directors, which the Registrant believes is adequately disclosed throughout the Registration Statement, including the risk factor beginning on page 33 of Amendment No. 1.
Use of Proceeds, page 41
28.	Please substantially revise the use of proceeds table to include a section, rather than a footnote, that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative services and support, due diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Please include those expenses that will be paid from interest earned on the trust and the proceeds not held in trust. Also revise the subheadings accordingly. You may want to include a footnote that discloses the maximum amount of interest earned that may be disbursed to the company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 45 of Amendment No. 1, which reflects these revisions.

29.	Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finder’s fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the

John Reynolds
Securities and Exchange Commission
October 5, 2007

trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 46, 47 and 53 of Amendment No. 1, which reflect these revisions.

30.	Please clearly indicate whether any of the reimbursements to officers and directors for out-of-pocket expenses will be for their payments to third parties for third parties’ performance of due diligence.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 77 of Amendment No. 1, which reflects these revisions.
Proposed Business. page 50
Management Expertise, page 51
31.	In the first paragraph on page 51, please clarify the relationship of Berggruen Holdings Ltd. with Berggruen Holdings. Is the agreement for the use of the three investment professionals with Berggruen Holdings, the company’s sponsor, and Berggruen Holdings Ltd.? Or does the company have a service agreement with Berggruen Holdings, Ltd. directly? Also, if such agreements exist, please identify them if they are in the exhibits.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 55 of Amendment No. 1, which reflects these revisions.

The Registrant advises the Staff that the agreement for the use of the investment professionals is with Berggruen Holdings Ltd directly, and the Registrant has filed this agreement as Exhibit 10.25 to Amendment No. 1.
32.	On page 51, please clarify and explain the statement “Berggruen Holdings Ltd. was not subject to the conflict of interest procedures elsewhere in this prospectus that we will be subject to.” Please identify the conflict of interest procedures in question and clarify the significance of Berggruen Holdings, Ltd. not being subject to them. Based on the disclosures on page 76, it appears Berggruen Holding Ltd.’s portfolio would receive a preference in receiving an investment opportunity, so it would appear the entity is at least indirectly subject to the conflict of interest procedures. Please reconcile.

In response to the Staff’s comment, the Registrant respectfully submits that the reference to conflict of interest procedures were to the requirements to present certain entities with

John Reynolds
Securities and Exchange Commission
October 5, 2007

acquisition opportunities prior to the Registrant considering them. While acquiring the companies referred to on page 55 of Amendment No. 1, Berggruen Holdings Ltd was not required to present such opportunities to other entities. The Registrant has revised the Registration Statement to clarify the foregoing. Please refer to pages 2 and 55 of Amendment No. 1, which reflect these revisions.

33.	Please explain the page 51 statement that “the strength of Berggruen Holdings Ltd’s sourcing network to create unique opportunities for non-auction sourced deals”. In particular, what are the “unique opportunities” referenced?

In response to the Staff’s comment, the Registrant has revised the Registration Statement to delete the word “unique”. Please refer to page 55 of Amendment No. 1, which reflects these revisions.
34.	With respect to Mr. Franklin’s twenty years of experience in numerous businesses on page 51, please be specific and revise or omit the general statement. Also, please review Mr. Franklin’s experience on pages 51 and 52 to ensure that the “Management” section complies with Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to omit the general statement. Please refer to page 55 of Amendment No. 1, which reflects these revisions.

The Registrant has reviewed Mr. Franklin’s experience provided in his biography on pages 52 and 53 of Amendment No. 1 and believes such disclosure complies with Item 401(e) or Regulation S-K.
35.	On page 51, please identify Jarden Corporation’s “publicly announced acquisition criteria,” here and in other appropriate places in the registration statement.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 12, 34, 55 and 82 of Amendment No. 1, which reflect these revisions.
36.	The company selectively highlights Benson Eyecare Corporation’s stock performance on page 51. Please disclose the relevance of this fact and balance the disclosure, or omit.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to omit the reference to Benson Eyecare Corporation’s stock performance. Please refer to page 55 of Amendment No. 1, which reflects these revisions.
37.	Please clarify why Freedom Acquisition Corp. is not considered a portfolio company of Jarden Corporation.

John Reynolds
Securities and Exchange Commission
October 5, 2007

The Registrant respectfully submits that Freedom is not a portfolio company of Jarden Corporation because Jarden Corporation does not own, directly or indirectly, any units, shares of common stock or warrants of Freedom.

38.	On the top of page 52, please specify in your disclosure the identity of the affiliate of Berggruen Holdings that invested in Freedom Acquisition Corp.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 1 and 56 of Amendment No. 1, which reflect these revisions.
Assistance from Berggruen Holdings Ltd’s Employees, page 52
39.	Please disclose if there is any written agreement in regards to the Berggruen Holdings Ltd investment professional working on behalf of the company. If so, please describe the principal terms of the agreement and file the agreement as an exhibit. If such agreement has already been filed, please advise us of the agreement in the exhibits.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested and has filed the written agreement as Exhibit 10.25 to the Registration Statement. Please refer to page 56 of Amendment No. 1, which reflects these revisions.
40.	Jared S. Bluestein is identified as the company’s secretary. Is Mr. Bluestein a corporate officer of the company?

The Registrant advises the Staff that Mr. Bluestein is a corporate officer of the Registrant, however, the Registrant does not believe that the position of secretary is an executive officer of the Registrant.
41.	Each biography of the Berggruen Holdings Ltd’s employees mentions several entities that they are or were associated with. Please add brief language that describes these businesses. Also, please add any missing date of services of these entities. Further, if any of the listed entities are portfolio companies of Berggruen Holdings Ltd, please identify them as such.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 57 of Amendment No. 1, which reflects these revisions.
Effective a Business Combination, page 53
42.	Please discuss the likelihood or possibility that the initial business combination will be structured in such a way that company stockholders will be minority

John Reynolds
Securities and Exchange Commission
October 5, 2007

stockholders of the combined company. Add risk factors, if appropriate, such as those related to the Investment Company Act. We may have further comment.

In response to the Staff’s comment, as the Registrant discloses on page 30 in the risk factor entitled “If we issue capital stock or redeemable debt securities to complete a business combination, your equity interest in us could be reduced or there may be a change in control of our company”, the Registrant intends to focus on the acquisition of mid-cap companies with valuations between $1.0 and $4.0 billion. Although the Registrant is unable to predict whether such an acquisition would result in a change in control, that is a possibility which is discussed in the risk factor. The Registrant has revised that risk factor to make it clear that a business combination which results in a change in control would make the holders of the public stock minority holders of the combined enterprise. Please refer to page 31 of Amendment No. 1, which reflects these revisions.

As stated on page 1 of Amendment No. 1, the Registrant intends to acquire an operating business. The Registrant has revised its disclosure to make it clear that it intends to structure the investment of its assets to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940. In addition, the Registrant has disclosed the risk of being deemed an investment company on page 39 of Amendment No. 1. Please refer to page 39 of Amendment No. 1, which reflects these revisions.

43.	We note the disclosure that Mr. Berggruen and Mr. Franklin have generally agreed that they will be personally liable for potential claims of third party vendors against the trust account. Please clearly state, here and other relevant places in the registration statement, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business or other entities. Please define the “vendors” in the indemnification agreement. The risk that funds held in the trust may be vulnerable to third party claims should be clearly described.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 26, 58 and 68 of Amendment No. 1, which reflect these revisions.

44.	We note the statement “we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses.” Please either qualify this language or balance the disclosure. The registration statement outlines many circumstances that limit this flexibility. For example, if the company is unable to obtain access to the credit or equity markets, it may be limited in the size of a potential target business. We note similar language on page 55.

John Reynolds
Securities and Exchange Commission
October 5, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to delete the phrase “virtually unrestricted” and to clarify that such flexibility is subject to the limitations described in the prospectus. Please refer to pages 59 and 60 of Amendment No. 1, which reflect these revisions.
Sources of Target Businesses, page 54
45.	Please clarify what procedures management or the board would use to determine what an appropriate finder’s fee would be, particularly if the fee exceeds the budgeted working capital amount. Also, please clearly identify the source of funds that will be used to pay the finder’s fees.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify what procedures the officers or the board would use to determine an appropriate finder’s fee. Please refer to page 59 of Amendment No. 1, which reflects these revisions. However, the Registrant respectfully submits that the language on page 59 of Amendment No. 1 stating “[a]ny such fees or compensation would be paid out of interest earned on the trust account balance” clearly identifies that the source of funds that will be used to pay the finder’s fee.

46.	Although officers, directors, and their respective affiliates cannot receive a finder’s fee, please clearly state whether this prohibition includes the sponsors or any portfolio company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 59 and 61 of Amendment No. 1, which reflect these revisions.

47.	Please describe the compensation or fees that might be received by management following a business combination.

The Registrant respectfully submits that it cannot predict what compensation or fees may be received by the Registrant’s officers and directors following a business combination. However, any such fees would have to be approved by the Registrant’s independent directors, and, to the extent negotiated prior to the consummation of the business combination, disclosed in the Registrant’s proxy statement and approved by its stockholders. In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify the foregoing. Please refer to pages 31, 48, 59, 77 and 87 of Amendment No. 1, which reflect these revisions.

48.	We note your disclosure on page 55 that Mr. Berggruen along with officers and director of the company have advised the company that they will not take an offer regarding their compensation following a business combination into consideration when determining a which target to pursue. Please disclose whether this assurance is included is any written agreement. If so, please discuss the principal terms of the

John Reynolds
Securities and Exchange Commission
October 5, 2007

agreement and file as an exhibit. If the agreement is already filed, please advise us of such agreement.

In response to the Staff’s comment, the Registrant respectfully notes that the officers and directors have executed amended and restated letter agreements, forms of which have been filed as Exhibits 10.22, 10.23 and 10.24 to the Registration Statement, affirmatively stating that they will not take retaining their position with the Registrant into consideration in determining which acquisition to pursue. The principal terms of these agreements are disclosed on pages 32, 59, and 81 of Amendment No. 1.
Fair market value of target business or businesses, page 56
49.	Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 61 of Amendment No. 1, which reflects these revisions.
Management, page 71
50.	If you voluntarily disclose business experience of management beyond five years, provide a complete discussion, including dates of service.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 76 of Amendment No. 1, which reflects these revisions.
51.	Please describe EXOP Capital LLC’s business. Is it an investment advisory firm, a private equity firm, a broker-dealer, etc.?

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 76 of Amendment No. 1, which reflects these revisions.
Compensation for Officer and Director, page 72
52.	You state that none of your executive officers or directors has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

John Reynolds
Securities and Exchange Commission
October 5, 2007

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify. Please refer to page 77 of Amendment No. 1, which reflects these revisions.

53.	Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify. Please refer to page 77 of Amendment No. 1, which reflects these revisions.

54.	Please clarify if the reimbursable out-of-pocket expenses payable to the sponsors includes the services of the Berggruen Holdings Ltd. investment professionals.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 77 of Amendment No. 1, which reflects these revisions.
Conflicts of Interest, page 74
55.	On page 75, please fully describe the “lock-up in the letter agreement” in your disclosure. The staff is unsure what the lock-up refers to or entails.

In response to the Staff’s comment, the Registrant has revised the Registration Statement by replacing the reference to the “lock-up in the letter agreement” with a reference to the “transfer restrictions” described throughout the Registration Statement. Please refer to page 80 of Amendment No. 1, which reflects these revisions and the form of the amended and restated letter agreements filed as Exhibit 10.22.
56.	On page 75, the company discloses that it may make a substantial down payment or incur a significant expense in connection in evaluating prospects for a business combination. Please disclose here, and elsewhere as appropriate, what procedures, if any, the board of directors will use to review the reasonableness of such expenditures. For example, will an audit committee, disinterested members of the board, or a third party be involved with any such evaluation?

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 80 of Amendment No. 1, which reflects these revisions.

57.	The company discloses that management has many conflicts of interests in determining which affiliated entity it will present a particular business opportunity. On pages 75 and 76, the company mentions that management has fiduciary duties to “multiple entities” and to other companies that where they are board members. To

John Reynolds
Securities and Exchange Commission
October 5, 2007

the extent not already disclosed, please list all such entities where such pre-existing fiduciary duty is owed.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 80 of Amendment No. 1, which reflect these revisions.

58.	Please perform a more thorough analysis of the entities that may be presented investment opportunities prior to the company, due to pre-existing fiduciary duties or by agreement. Please focus on each of these entities’ ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of Berggruen Holdings, Berggruen Holdings Ltd., Berggruen Holdings, Inc., Freedom Acquisition Corp./GLG Partners, Jarden Corporation, and Marlin Equities.

In response to the Staff’s comment, the Registrant respectfully submits that a thorough analysis of each of the entities to which an opportunity must be presented prior to the Registrant, including its ownership, structure, investment strategy, portfolio, and risk characteristic is not necessary for investors to understand the risks associated with the Registrant. In addition, this is the same level of disclosure as was included in the registration statement of Freedom Acquisition Holdings (Registration Statement No. 333-136248) which had the same sponsors and conflict profile as the Registrant and was declared effective by the Commission on December 21, 2006.

59.	In the section on page 76 titled “Conflict of Interest Procedures with Respect to Berggruen Holdings.” Please clarify if this section refers to Berggruen Acquisition Holdings Ltd. or Berggruen Holdings Ltd. What are the investment criteria or strategy of each fund and how does it compare to the company? Also, please clarify if Berggruen Holding Ltd. itself, not just its underlying portfolio companies, would compete with company for potential business combinations.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to page 81 of Amendment No. 1, which reflects these revisions. [Berggruen Holdings Ltd. does not have a specified investment criteria or strategy.] Berggruen Holdings Ltd itself could not compete with the Registrant for potential business combinations as it is restricted by the conflict of interest procedures described in the Registration Statement.

60.	Please fully describe nature of Jarden Corporation. Is it a SPAC, an investment company, a shell company, a holding company, etc.? What are its investment criteria outside of niche consumer product companies? Are there any North

John Reynolds
Securities and Exchange Commission
October 5, 2007

American niche consumer product companies with valuations in excess of $1 billion that may interest Liberty Acquisition Holdings Corp.?

The Registrant submits that according to publicly available information Jarden Corporation is a leading provider of niche consumer products used in and around the home. Jarden Corporation operates in three primary business segments through a number of well recognized brands, including: (1) Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh& #17 4;, Leslie-Locke®, Loew-Cornell® and Pine Mountain®; (2) Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Harmony®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™; and (3) Outdoor Solutions: Abu Garcia®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene® and Volkl®. Jarden’s publicly announced acquisition criteria is to acquire focused, niche consumer product companies that demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenues, with a particular focus on businesses or brands with product offerings that provide expansion into related categories that can be marketed through its existing distribution channels or provide it with new distribution channels for its existing products. The Registrant believes that there may be North American niche consumer product companies with valuations in excess of $1 billion that may interest the Registrant. However, any such business combination opportunity would be subject to the conflict of interest procedures described in the Registration Statement.

61.	Please fully describe the nature of Freedom Acquisition Corp. Does it have an industry focus? Will the GLG Partners combination end its acquisition phase, or will they compete for future opportunities?

In response to the Staff’s comment, the Registrant advises the Staff that Freedom does not have an industry focus, and that upon the completion of the business combination with GLG Partners, the acquisition phase of Freedom will be completed.

62.	On page 78, the company describes a prohibition of entering into a business combination with a portfolio company of its sponsors or affiliates. Does this prohibition extend to businesses affiliated with the officers, directors, or sponsors that are not necessarily portfolio companies? Does this restriction apply to the independent directors as well?

In response to the Staff’s comment, the Registrant submits that the prohibition extends to businesses affiliated with the officers, directors, sponsors and independent directors and has revised the Registration Statement to clarify the foregoing. Please refer to page 83 of Amendment No. 1, which reflects these revisions.

John Reynolds
Securities and Exchange Commission
October 5, 2007

63.	Please clarify in this section if officers, directors, and sponsors are free to become affiliated with new blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers, directors, and sponsors may become involved with new blank check companies with a focus on the North American companies with valuations between $l billion to $4 billion or the completion of the company’s business combination.

In response to the Staff’s comment, the Registrant respectfully notes that on page 75 of Amendment No. 1 it states that “[o]ur officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.” The Registrant has revised the above-referenced language to clarify that such entities may include blank check companies with a focus on the North American companies with valuations between $l billion to $4 billion. Please refer to page 80 of Amendment No. 1, which reflects these revisions.
Principal Stockholders, page 79
64.	In note 2, please clarify that references to Berggruen Acquisition Holdings Ltd. and Berggruen Holdings refer to the same entity. Also, please identify if any of the entities listed in this footnote are required to be listed in the respective management biography of the officers or directors, pursuant to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify the references to Berggruen Acquisition Holdings Ltd. and Berggruen Holdings refer to the same entity. In addition, the Registrant confirms that none of the entities listed in footnote 2 are required to be listed in the respective management biography of the officers or directors, pursuant to Item 401(e) of Regulation S-K. Please refer to page 84 of Amendment No. 1, which reflects these revisions.
Description of Securities, page 84
65.	Please clarify who the “permitted transferees” are for the founders’ warrants, co-investment warrants, and the Sponsors’ warrants. If warrants are transferred to officers, directors, or affiliates, please disclose if they, in turn, have any restrictions on further transfers.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 89, 94 and 95 of Amendment No. 1, which reflect these revisions.
66.	If the sponsors are unable to consummate the co-investment and the founders’ units are forfeited, will the company be able to sell the co-investment units and the forfeited founders’ units to other parties, including affiliates or another sponsor?

John Reynolds
Securities and Exchange Commission
October 5, 2007

The Registrant notes that if the sponsors are unable to consummate the co-investment, then the Registrant will not issue the co-investment units and the securities underlying such units would be authorized but not issued and available for sale by the Registrant. With respect to the forfeited founders units, the shares and warrants underlying these units would become treasury stock and would be available to the Registrant for issuance, subject to the restrictions of its organizational documents.
Underwriting, page 98
67.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify when the distribution ends. Please refer to page 106 of Amendment No. 1, which reflects these revisions.
Financial Statements
68.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

The Registrant will provide a currently dated consent in any amendment and will ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.
Part II
Exhibits and Financial Statement Schedules, page II-3
69.	Please file the exhibits listed in Item 16 of the prospectus to allow the staff adequate time to review such documents.

In response to the Staff’s comment, the Registrant submits that it has filed all exhibits listed in Item 16 of the prospectus with the exception of Exhibits 1.1 (Underwriting Agreement) and 5.1 (opinion of counsel). The Registrant will file any further exhibits to give the Staff adequate time to review such documents.
*******
     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

John Reynolds
Securities and Exchange Commission
October 5, 2007

     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned by telephone at 212-801-9323.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,
/s/ ALAN I. ANNEX, ESQ.
Alan I. Annex, Esq.